UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



           [X]        Annual Report Pursuant to Section l5(d) of the
                        Securities Exchange Act of 1934


           [ ]     Transition Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1999



                          Commission file number 1-12



              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                  The Quaker 401(k) Plan for Hourly Employees


Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         The Quaker Oats Company
                         P.O. Box 049001
                         Chicago, Illinois 60604-9001

<Page 1>


Item 1.    See Item 4.

Item 2.    See Item 4.

Item 3.    See Item 4.

Item 4.    Financial Statements and Exhibits

           (a)  Financial Statements

                The Quaker 401(k) Plan for Hourly Employees is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

           (b)  Exhibit

                Consent of Independent Public Accountants - Washington, Pittman & McKeever, LLC.


                                    SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                    The Quaker 401(k) Plan for Hourly Employees
                                    (Name of Plan)

                                    /s/ PAMELA S. HEWITT
                                    (Pamela S. Hewitt)
                                    Senior Vice President - Human Resources


                                    /s/ KATHRYN MCGRATH
                                    (Kathryn McGrath)
                                    Director - Compensation and Benefits



Date: June 23, 2000

<Page 2>


Exhibit Index

Exhibit                                                           Paper (P) or
Number              Description                                   Electronic (E)

  (a)               The Quaker 401(k) Plan                               E
                    for Hourly Employees
                    Financial Statements as of
                    December 31, 1999 and 1998

  (b)               Consent of Independent                               E
                    Public Accountants

<Page 3>


                                                                     Exhibit (a)








                             THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1999 AND 1998

                   TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

<Page 4>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       AS OF DECEMBER 31, 1999 AND 1998




                               TABLE OF CONTENTS





                                                                            PAGE

INDEPENDENT AUDITOR'S REPORT                                                 6

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                              7

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                    8

NOTES TO FINANCIAL STATEMENTS                                               9-18











Note: Supplemental schedules are either inapplicable for the twelve months ended December 31, 1999, or are not required because they are filed as part of The Quaker Oats Company 401(k) Plans Master Trust (Quaker Master Trust), in which this Plan participates.

<Page 5>


                         INDEPENDENT AUDITOR'S REPORT


To the Plan Administrative Committee of
THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES of The Quaker Oats Company

We  have  audited  the  accompanying  Statements  of  Net  Assets  Available for
Benefits of The Quaker 401(k) Plan for Hourly Employees (Plan) as of December 31, 1999 and 1998, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.


                                          /s/WASHINGTON, PITTMAN & McKEEVER, LLC
                                             WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 23, 2000

<Page 6>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                            (dollars in thousands)


ASSETS                                   December 31, 1999     December 31, 1998
Plan interest in Quaker Master Trust          $ 142,044             $ 121,004


NET ASSETS AVAILABLE FOR BENEFITS             $ 142,044             $ 121,004




                  See accompanying notes to financial statements.

<Page 7>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1999

                            (dollars in thousands)




ADDITIONS

Investment income:
   Dividends                                                           $   2,766
   Interest                                                                   72
   Interest on participant loans                                             467
   Net appreciation in the fair value of assets                           12,564
     Total investment income                                              15,869

Contributions:
   Participant                                                             9,292
   Employer                                                                2,475
   Rollovers                                                                 390
     Total contributions                                                  12,157

       Total additions                                                    28,026

DEDUCTIONS

Distributions to participants                                              5,020
Dividends to participants                                                  1,962
Administrative expenses                                                        4

       Total deductions                                                    6,986

Increase in net assets                                                    21,040

Net assets available for benefits, beginning of period                   121,004


NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD                       $ 142,044


                 See accompanying notes to financial statements.

<Page 8>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998



NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

The  following  brief description of The Quaker 401(k) Plan for Hourly Employees
(Plan), provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan was adopted by The Quaker Oats Company (Company) and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's Administrative Committee appointed The Fidelity Management Trust Company (FMTC) as the trustee and The Fidelity Institutional Retirement Services Company as the record keeper for the Plan.

Plan Expenses

The   Company   pays   certain  administrative  for  record   keeping  services.
Participants' account balances are deducted for investment management fees and other direct expenses.

Eligibility

Under the current terms of the Plan, designated employees of the Company are eligible to participate in the Plan on their first day of service.

<Page 9>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Investment Funds

As part of the Quaker Master Trust, participants may invest in one or more of the following 13 investment funds:

   Fidelity Retirement Money Market Portfolio

   This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. The fund seeks to maintain a stable net asset value of $1 per share, but there is no guarantee it will do so.

   PIMCO Total Return Fund - Administrative Class

   This fund invests in a variety of bonds, including U.S. government, corporate, mortgage and foreign. The fund seeks to provide high total return that exceeds general bond market indices.

   Fidelity's U.S. Equity Index Commingled Pool

   This fund primarily invests in the common stocks of the 500 companies that comprise the Standard and Poor's 500 Index (S&P 500). The fund seeks to approximate the composition and total return of the S&P 500.

   ICAP Diversified Fund

   This fund primarily invests in large capitalization stocks. The fund seeks to achieve a total return greater than the S&P 500 with an equal or lesser degree of risk than the S&P 500.

   Neuberger & Berman Partners Trust

   This   fund  invests  in  common  stocks  of  established  medium  to   large
   capitalization  companies, using a value-oriented investment  approach.   The
   fund seeks to provide capital growth.

<Page 10>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

   Fidelity Low-Priced Stock Fund

   This fund primarily invests in stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth. This fund seeks long-term capital appreciation.

   Fidelity Diversified International Fund

   This fund primarily invests in stocks of larger companies located outside the United States. The fund manager seeks stocks that are undervalued compared to industry norms for their countries. This fund seeks long-term capital growth.

   Morgan Stanley Institutional Fund, Inc. - Global Equity Portfolio Class B

   This fund invests in a diversified mix of stocks throughout the world, selected after detailed analysis by local country investment experts. The portfolio may have some exposure to emerging markets, which pose greater risks due to less developed political and economic situations and less liquid markets. The fund seeks long-term capital growth.

   Quaker Stock Fund

   This fund pools a participant's money with that of other participants to buy shares of Quaker common stock. The fund also holds an amount of short-term investments to allow participants to buy or sell every business day without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. The fund seeks to increase the investment value over the long term by investing in the common stock of the Company.

   The Quaker Stock Fund is an employee stock ownership plan and, as such, participants may be paid quarterly cash dividends from the Quaker Stock Fund and, when paid, the Company is eligible for a corresponding tax deduction.

<Page 11>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

   Fidelity Asset Manager: Income

   This fund invests in a variety of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 20% in stocks, 50% in bonds and 30% in the short-term/money market class. The fund seeks to provide high current income, with some potential for capital appreciation.

   Fidelity Asset Manager

   This fund invests in a variety of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 50% in stocks, 40% in bonds and 10% in the short-term/money market class. This fund seeks to provide high total return with reduced risk over the long term.

   Fidelity Asset Manager: Growth

   This fund invests in a variety of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 70% in stocks, 25% in bonds and 5% in the short-term/money market class. This fund seeks to provide maximum total return over the long term.

   Fidelity BrokerageLink

   BrokerageLink is a service that allows the participant to open a Fidelity brokerage account with the assets in the participant's Plan account. Through this account, participants have access to a wide range of additional investments.

<Page 12>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Contributions

The Plan allows participants to contribute 1 percent to 15 percent of their earnings, in whole percentage increments, to the Plan before Federal and most state withholding taxes are computed. Participant's contributions up to 4% of eligible earnings are matched with a 50 percent company contribution.

Participants direct the investment of their contributions to one or more of the 13 investment options and may change their investments daily. In addition, participants may transfer or exchange their investment amounts between funds on a daily basis.

The Plan  also provides  for  discretionary cash  contributions  by the Company.

Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Generally, all contributions are not subject to Federal income taxes until distributed to the participant or the participant's beneficiary.

Participant Accounts

Each participant account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Each participant account is also charged with an allocation of investment management fees and other direct expenses. Allocations are based on participant earnings or account balances in each fund.

Vesting

Participants are immediately vested in both their voluntary contribution and the Company's contribution as well as the actual earnings thereon.

<Page 13>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Distributions

Participants may elect to receive a distribution of all or a portion of their account if they are at least age 59 1/2 or if they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. In addition, participants may receive the portion of their account consisting of participant contributions in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of the participant or the participant's family or alleviating an immediate and substantial financial hardship.

If a participant's employment with the Company is terminated, the Plan will distribute the account balance to the participant or the participant's beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; or (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by the Internal Revenue Service regulations.

If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $5,000 or less, an automatic lump-sum distribution may be made as soon as practicable after the end of the Plan year in which the termination occurs.

All dividends received with respect to Company stock held on the record date in a participant's employee stock ownership accounts, currently referred to as the Quaker Stock Fund, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.

<Page 14>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50 percent of their account balance or $50,000. Loan transactions are treated as transfers between the investment funds and the Participant Loan Fund. Loan terms range from one year to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan's administrator. Interest rates during 1999 ranged from 8.75 percent to 9.50 percent. Principal and interest are paid ratably according to a regular payment schedule, directly through payroll deductions for active employees.

Plan Terminations

While the Company has not expressed intent to terminate the Plan, the Plan may be terminated at any time by action of the Company's Board of Directors. In the event of the Plan's termination, the value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

<Page 15>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of the Plan's interest in the Quaker Master Trust (Master Trust) is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 1). Quoted market prices are used to value investments in the Master Trust.

The purchase and sale of investments, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions and investment management fees increase the cost or decrease the sale proceeds on the transactions. Interest income is recorded as earned and dividend income is recorded as of the record date.

Current Accounting Change

The Plan has adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which was issued in September 1999. This statement simplifies disclosure requirements, eliminating previously required disclosures for participant-directed investment programs. As a result, the Plan has eliminated "by-fund" disclosures in the statement of net assets available for benefits which has been restated to conform to the current presentation.


NOTE 3 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on August 20, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, l999 and 1998. The Company intends to file for a new determination letter.

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments available in the Master Trust are shares of mutual funds managed by The Fidelity Management Trust Company, the trustee as defined by the Plan. Also, the Master Trust holds investment in shares of the Company's stock in the Quaker Stock Fund and Employee Stock Ownership Funds. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.


<Page 16>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998



NOTE 5 - PARTICIPATION IN A MASTER TRUST

Effective June 1, 1998, the investments of the Plan and the investments of The Quaker 401(k) Plan for Salaried Employees were combined in the Quaker Master Trust in order to realize certain administrative efficiencies. A separate account is maintained reflecting the equitable share of each plan's participation in each investment fund. At December 31, 1999 and December 31, 1998, the Plan's interest in the Quaker Master Trust was approximately
15 percent. Investment income, investment management fees and other direct expenses relating to the Quaker Master Trust are allocated to the individual plans based on the average daily balances of each plan's interest in the investment funds.

Investments Held in the Quaker Master Trust

A summary of the investments held by the Quaker Master Trust as of December 31, 1999 and 1998 was as follows:


                                                                 1999               1998
                                                              Fair Value         Fair Value
   Quaker common stock                                     $    569,086       $    563,922
   Common stock investments                                     177,049            171,079
   Quaker preferred stock                                       134,961            135,446
   Preferred stock investments                                        8                 --
   Short-term investments                                       151,690            115,656
   Bonds                                                            180                 --
   Participant loans receivable                                  15,638             12,769
   Accrued income                                                 2,663              3,109
   Miscellaneous receivables                                      2,276              1,197
           Assets held in the Quaker Master Trust          $  1,053,551       $  1,003,178

   Leveraged ESOP loans payable                                 (77,500)          (110,500)
   Leveraged ESOP interest payable                               (2,884)            (4,119)
   Miscellaneous payable                                         (2,339)            (2,736)
   Accrued expenses                                                (204)              (232)
           Net assets held in the Quaker Master Trust      $    970,624       $    885,591


<Page 17>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       NOTES TO THE FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 AND 1998




NOTE 5 - PARTICIPATION IN A MASTER TRUST (CONTINUED)

A summary of the Quaker Master Trust income for the twelve months ended December 31, 1999 and the seven months ended December 31, 1998 was as follows:

                                                                    1999             1998
      Interest                                                 $       930       $      579
      Interest - participant loans                                   1,184              433
      Dividends                                                     24,442           12,379
      Net realized and unrealized gain (loss) on investments:
        Quaker common stock                                         59,068           18,203
        Other common stock investments                              24,760           (8,070)
        Quaker preferred stock                                       8,607            4,366
        Short-term investments                                       4,800            1,258
         Quaker Master Trust net investment income             $   123,791       $   29,148


<Page 18>




                                                            Exhibit (b)












                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the use of our report dated June 23, 2000 (and all references to our Firm) included in or made a part of the Form 11-K. It should be noted that we have not audited any financial statements of The Quaker 401(k) Plan for Hourly Employees subsequent to December 31, 1999 or performed any audit procedures subsequent to the date of our report.




                                          /s/WASHINGTON, PITTMAN & McKEEVER, LLC
                                             WASHINGTON, PITTMAN & McKEEVER, LLC



Chicago, Illinois
June 23, 2000

<Page 19>